Exhibit 99.1

Constellium Posts Annual General Meeting Materials

Amsterdam, 30 April 2015 – Constellium N.V. (NYSE and Euronext Paris: CSTM) (“Constellium” or the “Company”) today announced that the Company’s Annual Report 2014 together with the invitation and other documents for the Company’s Annual General Meeting of Shareholders to be held on June 11, 2015, at 15:00 CET (9:00 AM EDT), at the offices of Stibbe, Strawinskylaan 2001, 1077 ZZ Amsterdam, have now been published on its website (www.constellium.com) and are available free of charge at the offices of Constellium N.V., Tupolevlaan 41-61, Schiphol-Rijk, PJ 1119N, the Netherlands, attention Corporate Secretary.

About Constellium

Constellium is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.7 billion of revenue in 2014.

www.constellium.com